[PATTON BOGGS LLP LETTERHEAD]

August 8, 2005	Philip G. Feigen (202) 457-6142 pfeigen@pattonboggs.com

Mr. Jeffrey B. Werbitt

Attorney-Advisor

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Blair Corporation

Schedule TO-I

Filed on July 20, 2005

File No. 005-18609

Dear Mr. Werbitt:

Set forth below are the responses of Blair Corporation (the “Company”) to the comments contained in your letter dated August 4, 2005 (the “Letter”) regarding the Company’s Schedule TO-I filed on July 20, 2005 (“TO”). For your convenience we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

Schedule TO-I

General

1.	Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of Regulation M-A.

Response:

The Company will record the tender offer transaction on its balance sheet as an addition to treasury stock. The Company believes the accounting treatment of the transaction is not material.

Mr. Jeffrey B. Werbitt

August 8, 2005

Offer to Purchase

General

2.	You disclose throughout your document that you “can terminate the offer in your sole discretion, subject to applicable law.” Since you do not reference the occurrence of any listed offer condition, this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. This implies an impermissible illusory offer. Please clarify the disclosure throughout your Offer to Purchase to make it clear that you terminate the offer only if one of the listed conditions is “triggered.”

Response:

The Company has clarified these disclosures. Please see the amended TO at section one on page two.

Section 2. Purpose of the Tender Offer: Certain Effects of the Tender Offer, page 13

3.	You disclose that you intend to increase your per share amount of quarterly dividends to $0.30 per share subsequent to the “successful completion” of the tender offer and the close of the sale of Blair’s receivables portfolio. Please revise to describe what you consider a “successful completion” of this tender offer. For example, are you simply referring to an offer that closes, or one that is fully subscribed?

Response:

The Company has clarified these disclosures. Please see the amended TO at section two on page two.

4.	You disclose in this section that the company entered into standstill agreements in May 2005 wit Loeb Partners Corp. and Santa Monica Opportunity Fund and their respective affiliates, pursuant to which those entities agreed to ender all common shares of Blair they hold into this offer. Please expand to provide more background about the events leading up to the standstill agreements, and how such events or agreements factored into the company’s decision to conduct this offer. For example, if this tender offer is the result of an agreement between the parties, this should be disclosed.

Response:

The Company has provided additional disclosure regarding the events leading up to execution of the standstill agreements and how these events factored into the Company’s

Mr. Jeffrey B. Werbitt

August 8, 2005

decision to conduct the tender offer. Please see the amended TO at section three on page two and three.

5.	The disclosure in this section indicates that depending on their decision to participate in this offer (and whether there is pro ration due to oversubscription), “the tender offer may increase the proportionate holdings of certain other significant stockholders. . . .” Please expand to identify or generally describe the “certain other significant stockholders” to which you refer, and their general holdings before this offer. Are you referring to The PNC Financial Services Group and Dimensional Fund Advisors, shown in the chart on page 36? For example, how many stockholders are you describing? What is each holding before the offer and how much could it increase if that shareholder elected not to participate (assuming a fully subscribed offer)?

Response:

The Company has expanded this disclosure to clarify that it was referencing the other five percent or greater stockholders. The Company has also added a discussion of their holdings before this offer as well as how much their holdings may increase if such shareholders elected not to participate in the tender offer (assuming the tender offer is fully subscribed). Please see the amended TO at section four on page three.

Section 3. Procedures for Tendering Shares, page 17

6.	Refer to the disclosure at the bottom of page 19 continuing onto page 20, where you state that you may waive any of the conditions to the offer as “any particular shares or any particular stockholder.” All offer terms must be the same as to all subject security holders. That means that you may not waive an offer condition as to particular shares or shareholders only. Please revise.

Response:

The Company has revised the disclosure to remove the reference to “any particular shares or any particular stockholder.” Please see the amended TO at section five on page three.

Section 7. Conditions of the Offer, page 23

7.

We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the rights described in this section will not be deemed a waiver of such rights and that each right will be deemed an ongoing right that may be asserted at any time and from time to time.” This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway,

Mr. Jeffrey B. Werbitt

August 8, 2005

we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. In addition, please be aware that once you waive an offer condition, you may not “reassert” that condition without formally changing the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

Response:

The Company confirms its understanding of the Staff’s foregoing comment and will conduct itself in accordance with this understanding.

8.	While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:

•	A number of your conditions refer to “threatened” actions. A tender offer may only be subject to conditions are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise your conditions to remove the reference to ‘threatened” as it is unclear how these actions could be objectively determined.

•	Most of the offer conditions under the third bullet point have an excessive subjective element. We suggest that you these conditions to clarify that the company will make such determination in its “reasonable discretion” or reasonable judgment.”

•	Number (5) under the third bullet point in this section refers to circumstances that “could materially affect, the extension of credit by banks or other lending institutions in the United States.” This condition appears to contain an excessive subjective element and should be revised appropriately. Revise to limit the subjectivity that may trigger this condition.

•	The last bullet point references “any change or event . . . that, in [y]our reasonable judgment, is or may be material to [you] or [y]our subsidiaries.” This language appears to include both positive and negative effects on the business, and may be so broad as to render the offer illusory. Please revise.

Mr. Jeffrey B. Werbitt

August 8, 2005

Response:

The Company has revised the offer conditions in response to the Staff’s comments. Please see the amended TO at section six on page three.

9.	As noted in our last comment above, all offer conditions must be outside of your control. Therefore, revise the language in the first paragraph of this section referring to “acts or omissions” of the company.

Response:

The Company has deleted the parenthetical phrase “(including any action or omission to act by us)” appearing in the first and last paragraph of Item 7. Please see the amended TO at section seven on page three.

Section 9. Source and Amount of Funds, page 26

10.	You disclose that Blair will draw down from its credit facilities to purchase shares and cover expenses, in addition to using available cash. Please revise to disclose whether Blair is subject to any covenants or restrictions under its credit facilities. If so, please revise to describe the covenants and restrictions, including financial ratios, that Blair must comply with under its credit facility and explain whether it is compliant with them. Also, revise to disclose the consequences if Blair is no longer in compliance with the covenants and restrictions at the expiration date.

Response:

The Company has supplemented its disclosure to describe generally the covenants and restrictions, including financial ratios, which it must comply with under its credit facilities and to explain that it is currently in compliance with them. In addition, the additional disclosure addresses the consequences if Blair fails to maintain compliance with the covenants and restrictions at the time of expiration of the tender offer. Please see the amended TO at section eight on page three and four.

Section 10. Certain Information Concerning Blair, page 27

11.	You disclose that Blair disclaims any current intention or obligation to update any forward-looking information related to its future performance, results or operations, anticipated fee revenue, pro forma cash earnings, or earnings per share calculated in accordance with generally accepted accounting principles. This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Mr. Jeffrey B. Werbitt

August 8, 2005

Response:

The Company has added additional disclosure, which makes it clear that it has an obligation to amend the Schedule to reflect any material changes in information previously disclosed. Please see the amended TO at section nine on page four.

Section 13. Certain United States Federal Income Tax Consequences, page 39

12.	Please revise to disclose that you have described the material, as opposed to certain, tax consequences of the offer. Further, please eliminate the statements appearing in the first and second paragraphs that the discussion is included “for general information” only. We believe this statement may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

Response:

The Company has revised the disclosure by deleting the word “certain” and replacing it with the word “material.” Please see the amended TO. In addition, the Company has added a disclosure in the first and second paragraphs, which affirmatively states that security holders may not rely on the description of material tax consequences included in the Offer to Purchase, as it is provided for informational purposes only, and which advises security holders to contact a tax advisor for guidance. Please see amended TO at section ten on page four.

Section 14. Extension of the Tender Offer - Election Form, page 43

13.	We note that you refer to Rule 13d-4(e)(3) on page 43. It appears that this is a typographical error. Please revise or supplementally advise.

Response:

The Company has corrected the typographical error. Please see the amended TO at section eleven on page four.

Letter of Transmittal

14.	We note your request that the security holder acknowledge that they “understand” certain terms the offer. It is not appropriate to require security holders to attest to the fact that they “understand” the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced languages set forth in this form as a waiver of liability against security holders.

Mr. Jeffrey B. Werbitt

August 8, 2005

Response:

The Company confirms that it will not utilize the above referenced language set forth in the Letter of Transmittal or any of the other tender offer materials as a waiver of liability against security holders. Please see the amended Letter of Transmittal attached as an exhibit to the amended TO at section twelve on page four.

The Company acknowledges that:

•	the Company is responsible for the adequacy an accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact the undersigned at (202) 457-6142 or Jordan Hamburger at (202) 457-6102.

Respectfully submitted,

/s/ PHILIP G. FEIGEN
Philip G. Feigen

Attachments

cc:	Craig N. Johnson, Chairman of the Board of Directors, Blair Corporation

John Zawacki, President and Chief Executive Officer, Blair Corporation

John H. Vogel, Esquire